SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 9. REGULATION FD DISCLOSURE

On Friday, September 19, 2003, Charter Communications, Inc. announced that it and its indirect subsidiary, CCH II, LLC have entered into agreements to purchase an aggregate of $609 million principal amount of its convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Communications Holdings LLC from a small number of institutional investors in privately negotiated transactions. The entirety of the press release appearing in Exhibit 99.1 hereto is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: September 19, 2003

By: /s/ Steven A. Schumm

Name: Steven A. Schumm

Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
<u>Number</u> <u>Description</u>

99.1   Press release dated September 19, 2003 (furnished pursuant to Item 9).

Exhibit 99.1



NEWS

FOR RELEASE: 7:00 AM CT FRIDAY, SEPTEMBER 19, 2003

CHARTER COMMUNICATIONS ENTERS INTO
AGREEMENTS TO EXCHANGE CERTAIN INDEBTEDNESS

St. Louis, MO – Charter Communications, Inc. (NASDAQ: CHTR) today announced that it and its indirect subsidiary, CCH II, LLC ("CCH II") have entered into agreements to purchase an aggregate of $609 million principal amount of its convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Communications Holdings LLC ("Holdings") from a small number of institutional investors in privately negotiated transactions. Following is a table setting forth the series of notes being acquired and the amount of each series purchased. In consideration for these securities, CCH II will issue an aggregate of $1.6 billion principal amount of 10.25% notes due 2010. The exchanges are expected to close on Tuesday, September 23, 2003. CCH II also will sell an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash. The proceeds will be applied to the accrued interest related to the exchange of the notes.

In announcing the agreements, Carl Vogel, President and Chief Executive Officer, said, "These exchanges are an important component in our continuing efforts to improve the Company's capital structure. By acquiring over 44% of the principal amount of our convertible notes, we are significantly reducing the amounts of maturities coming due in 2005 and 2006 and have also captured approximately $294 million in debt discount. This debt discount, together with the anticipated proceeds from our previously announced asset divestitures, exceeds $1.1 billion, the bulk of which will be used to reduce indebtedness. We intend to continue to explore opportunities to improve the credit quality of the Company."

Lazard Freres & Co. LLC served as financial advisor to the Company in connection with these transactions.

Conference Call

The Company will host a conference call Friday, September 19, 2003 at 11:30 AM Eastern Time (ET) related to the contents of this release.

The conference call will be webcast live via the Company's website at www.charter.com <http://www.charter.com>. The call can be accessed through the "Investor and News Center" portion of the website, via the "About Us" heading at the top of the page. Participants should go to the call link at least 10 minutes prior to the start time to register. The call will be archived on the website beginning two hours after completion of the call.

Those participating via telephone should dial 888/233-1576. International participants should dial 706/643-3458.

A replay of the call will be available at 800/642-1687 or 706/645-9291 beginning two hours after the completion of the call through midnight September 26, 2003. The passcode for the replay is 2857850.

About Charter Communications

Charter Communications, A Wired World Company™, is the nation's third-largest broadband communications company. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital Cable® brand and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks® brand. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

# # #

Contacts:

Media	Analysts
David Andersen	Eloise Schmitz
314-543-2213	314-543-2474
dandersen@chartercom.com	eschmitz@chartercom.com

Cautionary Statement Regarding Forward-Looking Statements:

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, including whether these exchanges or the previously announced asset divestitures are consummated Many of the forward-looking statements contained in this news release may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release are set forth in reports or documents that we file from time to time with the United States Securities and Exchange Commission. All forward-looking statements attributable to the Company or a person acting on its behalf are expressly qualified in their entirety by this cautionary.

* * * * * * * * *

TABLE OF NOTES ACQUIRED

	Principal Amount Purchased
Convertible Notes:	
5.75% Notes Due 2005	$ 132
4.75% Notes Due 2006	477
Total Convertible Notes	**$ 609**
Senior Notes	
8.250% Notes Due 2007	$ 149
8.625% Notes Due 2009	256
10.00% Notes Due 2009	35
10.75% Notes Due 2009	26
9.625% Notes Due 2009	60
10.25% Notes Due 2010	7
10.00% Notes Due 2011	165
Total Senior Notes	**$ 698**
Senior Discount Notes	
9.92% Notes Due 2011	$ 366
11.75% Notes Due 2010	83
11.75% Notes Due 2011	79
12.125% Notes Due 2012	120
Total Senior Discount Notes	**$ 648***
Total Seniors and Discounts	**$ 1,346**

*Accreted value of the discount notes acquired in the exchanges will be approximately $560 million at closing.